Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q2 2024

(Singapore, 22 August 2024)

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q2 2024:

The Board has approved a dividend of US$0.58 on 21 August 2024. Dividends payable to shares registered with Euronext VPS will be distributed in NOK, with the exchange rate made available on the day of payment.

Record date: 10 September 2024

Shares registered with Euronext VPS Oslo Stock Exchange

Last trading day including the right to receive this dividend: 6 September 2024

Ex-date: 9 September 2024

Dividend payment date: On or about 30 September 2024

Shares registered with Depository Trust Company

Last trading day including the right to receive this dividend: 9 September 2024

Ex-date: 10 September 2024

Dividend payment date: On or about 25 September 2024

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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